Exhibit 99.1

 PRESS RELEASE

BROOKFIELD RENEWABLE ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

BROOKFIELD, News, December 18, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced that the Toronto Stock Exchange (the "TSX") accepted a notice filed by Brookfield Renewable of its intention to renew its normal course issuer bid. Brookfield Renewable believes that in the event that its limited partnership units ("Units") trade in a price range that does not fully reflect their intrinsic value, the acquisition of Units may represent an attractive use of available funds.

 Brookfield Renewable is authorized to repurchase up to 7.1 million Units, representing approximately 5% of the issued and outstanding Units. At the close of business on December 15, 2015, there were 143,129,165 Units issued and outstanding. Under the normal course issuer bid, Brookfield Renewable may purchase up to 45,662 Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 182,650 Units on the TSX for the six months ended November 30, 2015, calculated in accordance with the rules of the TSX. Repurchases are authorized to commence on December 29, 2015 and will terminate on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

 Under its current normal course issuer bid that commenced on December 29, 2014 and expires on December 28, 2015, Brookfield Renewable purchased an aggregate of 340,289 Units at a weighted average price of US$26.44 per Unit.

All purchases will be made through the facilities of the TSX or the NYSE, and all Units acquired under the normal course issuer bid will be cancelled or purchased by a non-independent trustee pursuant to a long-term incentive plan. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

From time to time, when Brookfield Renewable does not possess material non-public information about itself or its securities, it may enter into automatic purchase plans with its broker to allow for the purchase of Units at times when Brookfield Renewable ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with Brookfield Renewable's broker will be adopted in accordance with applicable Canadian and U.S. securities laws including the requirements of Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended.

Brookfield Renewable Energy Partners

Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, South America and Europe and totals more than 7,000 megawatts of installed capacity, generating enough renewable energy to power more than four million homes. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management.

For more information, please visit our website at www.brookfieldrenewable.com or contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in applicable Canadian securities regulations. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as "believes" and "may" or variations of such words and phrases and include statements regarding potential future purchases by Brookfield Renewable or a non-independent trustee of Units. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Renewable with securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Renewable's most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.